August 9, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Automatic Data Processing, Inc.’s Annual Report on Form 10-K

Commissioners:

We are hereby electronically filing via EDGAR Automatic Data Processing, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019, including the financial statements, schedules and exhibits thereto (the “Annual Report”).

The financial statements in the Annual Report reflect the adoption, for fiscal year 2019, of (i) Financial Accounting Standards Update 2014-09, “Revenue from Contracts with Customers (ASC 606)”, (ii) Financial Accounting Standards Update 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-retirement Benefit Cost,” and (iii) Financial Accounting Standards Update 2018-15, “Intangibles - Goodwill and Other-Internal-Use Software”.

Very truly yours,

/s/ Kathleen A. Winters
Kathleen A. Winters
Chief Financial Officer

Enclosures